UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Mengshu Shao
Chief Financial Officer
INNO HOLDINGS INC.
RM1, 5/F , No. 43 Hung To Road , Kwun Tong
Kowloon, Hong Kong 999077

Re: INNO HOLDINGS INC.
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-41882

Dear Mengshu Shao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2025

Item 1 – Business, page 1

1. Please disclose prominently that you are not a Chinese operating company but a Texas holding company with operations conducted by your subsidiaries based in Hong Kong, and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure. Please also affirmatively state that you do not use a variable interest entity structure for your Hong Kong operations. Please show us your proposed revision in your response.

2. Please provide prominent disclosure about the legal and operational risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. Specifically, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please show us your proposed revision in your response.

3. Please clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please show us your proposed revision in your response.

4. Provide a clear description of how cash currently is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your current operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements. Please show us your proposed revision in your response.

5. Please revise your filing to include a separate Enforceability section that discloses the difficulty of bringing actions and enforcing judgements against you and your officers and directors given they are located in China. Please show us your proposed revision in your response.

Risk Factors, page 9

6. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please show us your proposed revision in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 18

7. We note your disclosure on page F-10 regarding substantial doubt about your ability to continue as a going concern. Please revise the Liquidity and Capital Resources section in future filings to provide consistent disclosures and to clearly state that your auditor has expressed substantial doubt about your ability to continue as a going concern. In addition, describe management's plans to address this uncertainty, discuss the potential impact of the going concern opinion on your ability to raise additional funds, and expand your disclosure to include estimated material cash requirements for the next twelve months. Refer to Item 303(b)(1) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing